SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2010

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated August 19, 2010	A-1

2.1	Announcement of 2010 Interim Results, dated August 19, 2010	B-1

3.1	Closure of Register of Members and Announcement in Relation to the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of 2010 Interim Dividend, date August 20, 2010	C-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 20, 2010	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNOUNCEMENT

RE-DESIGNATION OF DIRECTORS

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) announces that with effect from 19 August 2010, Mr. Wang Jianzhou, Executive Director, Chairman and Chief Executive Officer of the Company, has ceased to be the Chief Executive Officer and remains as Executive Director and Chairman of the Company. Mr. Li Yue, Executive Director and Vice President of the Company, has been re-designated as Executive Director and Chief Executive Officer of the Company.

Mr. Li Yue joined the Board in March 2003. Mr. Li has been engaging in the areas of telecommunications network operations and maintenance, planning and construction, operational management and corporate development strategies and has many years of experience in the telecommunications industry. The Board is confident that the re-designation of Mr. Li as the Chief Executive Officer of the Company will further reinforce the development of the Company on the existing solid foundation.

The re-designation enables the Company to comply with the best practice for corporate governance of separating the roles of chairman and chief executive officer under the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Mr. Li Yue, age 51, Executive Director and Chief Executive Officer of the Company, is in charge of operation and management. Mr. Li is also the President and Director of China Mobile Communications Corporation (the controlling shareholder of the Company), a Director of China Mobile Communication Co., Ltd. and the Chairman of Union Mobile Pay Limited. Mr. Li previously served as Deputy Director General and Chief Engineer of Tianjin Long-Distance Telecommunications Bureau, Deputy Director General of Tianjin Posts and Telecommunications Administration, President of Tianjin Mobile Communications Company, Deputy Head of the Preparatory Team of China Mobile Communications Corporation, Vice President of China Mobile Communications Corporation, Chairman of Aspire Holdings Limited and a Non-executive Director of Phoenix Satellite Television Holdings Ltd. Mr. Li holds a Bachelor’s Degree in telephone exchange from the Correspondence College of Beijing University of Posts and Telecommunications, a Master’s Degree in business administration from Tianjin University and a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Li is a professor-level senior engineer and had won many national, provincial and ministerial level scientific and technological progress awards. Save as disclosed above, Mr. Li has not held any other directorships in any listed public companies in the last three years.

A-1

The Company and Mr. Li Yue have not entered into any service contract which provides for a specified length of service. Mr. Li will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Mr. Li will receive a salary of HK$100,000 per month, plus a discretionary bonus and a discretionary award of share options as may be determined by the Board with reference to his performance, together with an annual director’s fee of HK$180,000 as proposed by the Board and approved by shareholders of the Company. Director’s fees are payable on a time pro-rata basis for any non-full year’s service. The remuneration of Mr. Li Yue has been determined with reference to his duties, responsibilities and experience, and to prevailing market conditions.

Save as disclosed herein, Mr. Li Yue does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company. As of the date of this announcement, Mr. Li holds share options involving 934,000 shares in the Company. Save for such share options, Mr. Li does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed herein, there are no other matters relating to the re-designation of Mr. Wang Jianzhou and Mr. Li Yue that need to be brought to the attention of the shareholders of the Company nor is there any information which needs to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules. Mr. Wang has confirmed that there is no disagreement with the Board.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 19 August 2010

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Nicholas Jonathan Read as a non-executive director.

A-2

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNOUNCEMENT OF 2010 INTERIM RESULTS

• Turnover reached RMB229.8 billion, up by 7.9%	• Profit attributable to shareholders of RMB57.6 billion, up by 4.2%

• EBITDA of RMB116.6 billion, up by 6.1%	• Total customer number and net additions were 554 million and 31.76 million, respectively

• EBITDA margin of 50.7%, maintained at high level	• Payment of an interim dividend of HK$1.417 per share. The Company’s planned dividend payout ratio for the full year of 2010 is 43%

CHAIRMAN’S STATEMENT

Dear Shareholders,

The Chinese economy continued to show healthy momentum in the first half of 2010, which provided a positive environment for China Mobile’s business development. However, we also faced numerous external challenges, including high and increasing mobile penetration rates and intensifying industry competition. In this ever-changing and challenging environment, the Group has promoted rational competition and taken full advantage of our prominent brand, large-scale customer base, high quality network and customer service. Our sound management principles and effective operational approach, as well as the hard work and continuous innovations made by our staff, enabled the Group to achieve consistent, steady growth and maintain our leading position in the industry.

Financial Results

For the six months ended 30 June 2010, the Group’s operating revenue maintained steady growth, reaching RMB229,818 million, up 7.9% over the same period last year. Continuing to lead the industry in profitability, the Group achieved a 4.2% increase in profit attributable to shareholders over the same period last year, which amounted to RMB57,643 million, arriving at a relatively high margin of 25.1%. EBITDA rose 6.1% over the same period last year to RMB116,612 million, with EBITDA margin reaching 50.7%. Basic earnings per share grew 4.2% over the same period last year to RMB2.87. Underpinned by its solid capital structure, strong financial position and cash flow generating capability, the Group is well-positioned to manage risks and achieve continued healthy growth.

Business Development

In the first six months of 2010, the Group maintained relatively good momentum in its business development. The customer base experienced stable growth, and voice services achieved steady growth. The total customer base at the end of the reporting period reached 554 million, of which 31.76 million were net additions. Total voice usage volume was 1,664.654 billion minutes, up 20.0% over the same period last year. Average minutes of usage per user per month (MOU) was 520 minutes, up 6.1% over the same period last year, and average revenue per user per month (ARPU) was RMB72, exhibiting a moderately declining trend.

The Group placed much emphasis on its value-added services business which has become the major driving force of revenue growth. Revenue from the value-added business increased 13.4% compared to the same period last year, contributing 29.5% to our operating revenue. The composition of revenue from the value-added business became further diversified: key services such as Wireless Music, Mobile Paper, “Fetion” and 12580 Integrated Information Service Line maintained rapid growth while other services such as Mobile Payment, Mobile Reading, Mobile Video and Mobile Gaming developed rapidly. In addition, mobile internet-access data usage is growing rapidly and becoming an important driver of future growth for our value-added business.

Leveraging our advantages in economies of scale and networks, we proactively explored mobile internet, the “Internet of Things” and other emerging fields. Since its launch in August 2009, Mobile Market, a comprehensive sales platform with cross-platform and cross-terminal compatibility, designed and built to be a one-stop shop for downloads and sales of a wide range of mobile applications, has achieved rapid growth, with over 50,000 registered developers, 20,000 applications available, and over 25,000,000 application downloads by the end of June 2010. This initiative creates a new cooperative marketing model in the mobile internet and is a win-win situation for our in-house R&D and other software developers in the market; it has also created a new venue for online sales. We are actively exploring the “Internet of Things”, and have up to now over 5 million M2M customers, representing an annual growth rate exceeding 60%. We are planning to gradually establish a low-cost, standardized and open development system for the “Internet of Things”.

Adhering to our mantra of “Customers are our priority, quality service is our principle”, we have established comprehensive work protocols tailored to meet customers’ needs. This has enabled us to enhance service standards, guarantee customer service quality, protect customers’ legitimate rights and increase their satisfaction. In the first half of 2010, customers’ satisfaction with our services further improved and maintained the leading position in the industry.

We also strengthened our efforts in retaining our existing key corporate customers and in marketing to small and medium- sized corporate customers to further solidify our customer base. To expand our customer base and increase revenues from industry-specific solutions, we proactively promoted the construction of “wireless cities” and mobile informationalization, and offered a broad range of applications and solutions to meet corporate customers’ needs. In addition, the Group built and optimized a comprehensive operational support system and rapid response mechanism for corporate customers. These all helped satisfy corporate customers’ needs and increase their loyalty to the Group. As of 30 June 2010, the number of our corporate accounts reached 2.792 million and the number of individual customers managed through corporate accounts approached 195 million.

Network Development and Evolution

China Mobile owns the world’s largest GSM network. We understand the direction in which networks are evolving. We are committed to achieving both near-term profitability and long-term sustainable growth, and our development strategy is forward-looking and well thought-out. The increasing penetration of smart mobile devices, as well as the development of the mobile internet, has dramatically increased mobile data flow. This increase in data usage has also posed challenges to network capacity and quality. We maintained our network advantage by ensuring that resources are appropriately allocated in the 2G network, and we continuously improved the efficient use of equipment resources. In the first half of 2010, the number of GSM base stations grew to 505,000, while network quality maintained its world-class level, with good indoor coverage. Our base station optic fiber access rate reached 96%; optic fiber availability is in the vicinity of most office and commercial buildings. This provided a good transmission condition for data usage. Leveraging the extension of base station optic fiber, we identified the heavily trafficked areas and started WLAN expansion and optimization, which will effectively carry and branch off the data flow. By providing convenient and fast WLAN services, we can enhance customer satisfaction. The Group is close to making its core network fully IP-based, hence laying a solid foundation for integrated services capability in the future.

Our parent company, with our assistance, has completed the construction of the third phase of its 3G network (TD-SCDMA, hereinafter as “TD”). As of the end of June 2010, the number of operational TD base stations had reached 115,000 and the network coverage included 238 cities across the country. Our 3G network quality has continuously been improved and is approaching that of our 2G network. In addition, the Group adopted a 2G and 3G integrated dual-network approach in order to fully utilize the large scale and capability of its 2G network and to take advantage of the bandwidth of the TD network. This enabled us to lead the innovation of 3G products and businesses, and to economically and quickly introduce 3G businesses and services to individual, family and corporate customers as well as to the industry informationalization markets. In June 2010, our 3G customers reached 10.46 million. Leveraging the strong support of the government for home-grown innovation, the Group will continue to work with all parties across the supply chain to proactively exploit the 3G market.

Concurrently, the Group is making progress on the testing of LTE technology. During the World Expo Shanghai 2010, the Group carried out a successful debut of its showcase TD- LTE network, and large scale testing will soon begin. We have been actively promoting the integrated and syndicated development of TD-LTE and FDD LTE among multiple international organizations and have received tangible support and feedback from international standardization organizations, equipment manufacturers and mobile operators.

Corporate Management

The Group is committed to strengthening corporate management, continuously enhancing management efficiency and execution capability, and managing the company in a centralized, standardized and computerized manner. During the first half of 2010, the Group explored a centralized operating model through regionally-based centers including the Group’s “South Base,” “Mobile Reading Base” and “Mobile Video Base,” and promoted the broad usage of an electronic procurement platform using its highly efficient management and operation information system. The Group also integrated its portal website and increased the proportion of services and sales provided through electronic channels. Furthermore, progress in the centralization of our financial management has led to improved cost control. At the same time, we continued to strengthen internal controls and monitoring, focusing on the key and difficult check points in our operations, further refining our management system and improving the monitoring and assessment function of our internal controls. Further improvements to our internal audit and quality control systems will ensure a good overall risk defense approach as well as the healthy long-term development of the Group.

Corporate Social Responsibility

The Group attaches great importance to corporate social responsibility. In 2010, we actively promoted corporate sustainability and continued to carry out six related programs. We continued to expand network coverage in remote rural areas in an effort to narrow the digital divide. We fully adopted the energy-saving classification standards and promoted the usage of intelligent energy-saving technologies in our base stations. As a result, in the first six months of this year, our power consumption per unit of telecommunications traffic decreased by 10.5% over the same period last year, contributing to the development of a low-carbon economy. We are also actively involved in helping people with special needs. For example, we participated for the third consecutive year in a program for orphans who lost their parents to AIDS. In the wake of several natural disasters, including those in Yushu, Qinghai and Zhouqu Gansu, we promptly activated our emergency telecommunications support plan to ensure the smooth flow of mobile telecommunications in the affected areas, making an indispensable contribution to the disaster relief efforts.

Having been recognized as a constituent of the Dow Jones Sustainability Index for two consecutive years, the Company was chosen to be a constituent of the Hang Seng Corporate Sustainability Index in July 2010. This demonstrates that our efforts in corporate social responsibility and sustainable development have been internationally recognized.

Awards and Recognition

In the first six months of 2010, our achievements continued to be widely recognized. The Company ranked 10th in the Financial Times’ “FT Global 500.” Our position in Forbes Magazine’s “Global 2000” list rose from 55th to 38th place. The China Mobile brand was named one of “BRANDZTM Top 100 Most Powerful Brands” by Millward Brown and Financial Times for the fifth consecutive year, and the brand value currently ranks 8th, topping all other telecommunications operators in the world. In the same period, Standard & Poor’s and Moody’s kept our corporate credit rating at A+/Outlook Stable and A1/Outlook Positive, respectively, equivalent to China’s sovereign credit rating.

Dividends

The Company determines and commits to hold in the highest regard the interests of its shareholders and returns achieved for them, especially the minority shareholders. In view of the Group’s favorable operating results for the first half of 2010 and having taken into consideration its long-term future development, based on the dividend payout guidance for the full year of 2010, the Board declared an interim dividend of HK$1.417 per share for the six months ended 30 June 2010.

The Board is of the view that the Group’s favorable operating results and strong cash flow generating capability will continue to support the future sustainable development of the Company, while providing shareholders with a favorable return.

Future Outlook

The Group’s development faces new challenges amid the already high mobile penetration rate and the intensifying competition in China’s telecommunications market. Meanwhile, the convergence of telecommunications, Internet and TV networks, and the innovation of business models brought about by technological advancement also brought changes to the Group’s future development environment. At the same time, the Chinese government is likely to make necessary adjustments to the national economy by stimulating domestic demand and consumption, which will benefit the telecommunications industry. The development of some sectors of the market, including the rural market, the migrant worker market and the family market, are showing great growth potential. In addition, the flourishing of mobile internet and the “Internet of Things” being gradually integrated into people’s daily lives also provide the Group with new models and areas for business growth. All of the above create promising opportunities.

In this environment, the Group will continue to follow its “Blue Ocean Strategy” and embrace innovation. The Group will consolidate advantages in economies of scale and enhance its core capabilities, including network capability, business innovation capability and customer service, and continue to adhere to its core management principles and effective management approach. We expect to maintain our leading position in network quality, offer top-tier customer services, realize a low-cost and high-efficiency operation, and generally strive for continuous improvement and sustainable growth. We will keep innovating and expanding into the new areas of mobile internet and the “Internet of Things”. We will actively develop the 3G business and promote mobile broadband services that cater to individual, family and corporate customers’ needs, creating value for them as well as benefitting the Group. The Group will implement the development strategy of seamless coordination among networks while concurrently participating in the research and development of LTE mobile network evolution. In addition, the Group will actively and cautiously seek suitable investment opportunities and consider further expansion into a broader telecommunications market.

Our commitment is unwavering – we will create value for shareholders by building a prosperous and sustainable business.

Wang Jianzhou

Chairman

Hong Kong, 19 August 2010

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2010

(Expressed in Renminbi)

		Six months ended 30 June
		2010	2009
	Note	RMB million	RMB million

Operating revenue (Turnover)	4
Usage fees		146,024	134,929
Monthly fees		5,783	8,379
Value-added services fees		67,909	59,891
Other operating revenue		10,102	9,714

		229,818	212,913

Operating expenses
Leased lines		1,805	1,409
Interconnection		10,684	10,751
Depreciation		42,259	38,892
Personnel		11,128	10,126
Other operating expenses		90,545	81,632

		156,421	142,810

Profit from operations		73,397	70,103
Other net income		922	920
Non-operating net income		270	267
Interest income		2,631	3,153
Finance costs		(619)	(597)
Share of loss of jointly controlled entity		(27)	(1)

Profit before taxation	5	76,574	73,845
Taxation	6	(18,753)	(18,388)

PROFIT FOR THE PERIOD		57,821	55,457

Other comprehensive income for the period:
Exchange differences on translation of financial statements of overseas entities		20	(6)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		57,841	55,451

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

for the six months ended 30 June 2010

(Expressed in Renminbi)

		Six months ended 30 June
		2010		2009
	Note	RMB million		RMB million

Profit attributable to:
Equity shareholders of the Company			57,643		55,329
Non-controlling interests			178		128

PROFIT FOR THE PERIOD			57,821		55,457

Total comprehensive income attributable to:
Equity shareholders of the Company			57,663		55,323
Non-controlling interests			178		128

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD			57,841		55,451

Earnings per share – Basic	8(a)	RMB	2.87	RMB	2.76

Earnings per share – Diluted	8(b)	RMB	2.84	RMB	2.72

EBITDA (RMB million)[1]			116,612		109,938

Details of dividends to equity shareholders of the Company are set out in note 7.

[1]

The Company defines EBITDA as profit for the period before taxation, share of loss of jointly controlled entity, finance costs, interest income, non-operating net income, depreciation and amortization of other intangible assets.

UNAUDITED CONSOLIDATED BALANCE SHEET

as at 30 June 2010

(Expressed in Renminbi)

		As at 30 June 2010	As at 31 December 2009
	Note	RMB million	RMB million

Non-current assets
Property, plant and equipment	9	348,005	360,075
Construction in progress	9	75,850	46,094
Land lease prepayments		11,496	11,201
Goodwill		36,894	36,894
Other intangible assets		694	727
Interest in associates		—	—
Interest in jointly controlled entity		—	6
Deferred tax assets		11,983	8,939
Other financial assets		77	77

		484,999	464,013

Current assets
Inventories		4,052	3,847
Accounts receivable	10	7,012	6,405
Other receivables	11	4,553	3,490
Prepayments and other current assets	11	9,654	9,064
Amount due from ultimate holding company	12	64	25
Tax recoverable		21	17
Deposits with banks		217,589	185,613
Cash and cash equivalents	13	99,835	78,894

		342,780	287,355

Current liabilities
Accounts payable	14	106,446	95,985
Bills payable		1,130	642
Deferred revenue		50,207	35,573
Accrued expenses and other payables		86,085	69,335
Amount due to ultimate holding company	12	5	4
Amount due to immediate holding company		118	119
Interest-bearing borrowings	15	4,959	—
Obligations under finance leases		68	68
Current taxation		10,048	8,079

		259,066	209,805

Net current assets		83,714	77,550

Total assets less current liabilities carried forward		568,713	541,563

UNAUDITED CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 30 June 2010

(Expressed in Renminbi)

		As at 30 June 2010	As at 31 December 2009
	Note	RMB million	RMB million

Total assets less current liabilities brought forward		568,713	541,563

Non-current liabilities
Interest-bearing borrowings	15	(28,614)	(33,551)
Deferred revenue, excluding current portion		(183)	(317)
Deferred tax liabilities		(56)	(61)

		(28,853)	(33,929)

NET ASSETS		539,860	507,634

CAPITAL AND RESERVES
Share capital	16	2,139	2,139
Reserves		536,657	504,609

Total equity attributable to equity shareholders of the Company		538,796	506,748
Non-controlling interests		1,064	886

TOTAL EQUITY		539,860	507,634

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2010

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

As at 1 January 2009	2,138	386,237	(291,965)	72	(1,081)	106,841	237,780	440,022	629	440,651

Changes in equity for the six months ended 30 June 2009:
Shares issued under share option scheme	1	66	(3)	—	—	—	—	64	—	64
Dividends to equity shareholders (note 7(b))	—	—	—	—	—	—	(24,823)	(24,823)	—	(24,823)
Total comprehensive income for the period	—	—	—	—	(6)	—	55,329	55,323	128	55,451

As at 30 June 2009	2,139	386,303	(291,968)	72	(1,087)	106,841	268,286	470,586	757	471,343

As at 1 January 2010	2,139	386,375	(291,972)	72	(1,039)	129,918	281,255	506,748	886	507,634

Changes in equity for the six months ended 30 June 2010:
Shares issued under share option scheme	—	39	(3)	—	—	—	—	36	—	36
Dividends to equity shareholders (note 7(b))	—	—	—	—	—	—	(25,651)	(25,651)	—	(25,651)
Total comprehensive income for the period	—	—	—	—	20	—	57,643	57,663	178	57,841

As at 30 June 2010	2,139	386,414	(291,975)	72	(1,019)	129,918	313,247	538,796	1,064	539,860

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June 2010

(Expressed in Renminbi)

	Six months ended 30 June
	2010	2009
	RMB million	RMB million

Net cash from operating activities	126,588	111,282

Net cash used in investing activities	(79,464)	(83,192)

Net cash used in financing activities	(26,213)	(24,781)

Net increase in cash and cash equivalents	20,911	3,309

Cash and cash equivalents as at 1 January	78,894	87,426

Effect of changes in foreign exchange rate	30	(3)

Cash and cash equivalents as at 30 June	99,835	90,732

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Renminbi unless otherwise indicated)

1.	BASIS OF PREPARATION

The interim financial report of China Mobile Limited (the “Company”) and its subsidiaries (together referred to as the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), including compliance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). It was authorized for issuance on 19 August 2010.

The Group’s interim financial report has been prepared in accordance with the same accounting policies adopted in the 2009 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2010 annual financial statements. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with IAS/HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates.

The Group’s interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2009 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”).

The Group’s interim financial report is unaudited, but has been reviewed by the Company’s Audit Committee. The Group’s interim financial report has also been reviewed by the Company’s auditors, KPMG, in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA. KPMG’s unmodified independent review report to the board of directors is included in the interim report to be sent to shareholders.

The financial information relating to the financial year ended 31 December 2009 that is included in the interim financial report as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2009 are available from the Company’s registered office. The auditors have expressed an unqualified opinion on those statutory financial statements in their report dated 18 March 2010.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

2.	SIGNIFICANT ACCOUNTING POLICIES

The IASB has issued a number of new or revised IFRSs, which term collectively includes IASs and interpretations, that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2010. The equivalent new or revised HKFRSs, which term collectively includes HKASs and Interpretations, consequently issued by HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB.

Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS/HKFRS 3 (revised), Business combinations

•	IAS/HKAS 27 (amended), Consolidated and separate financial statements

•	Amendments to IFRS/HKFRS 2, Share based payment – Group cash-settled share-based payment transactions

•	Improvements to IFRSs/HKFRSs (2009)

These developments have had no material impact on the Group’s financial statements.

The IFRSs and HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2010 may be affected by the issuance of additional interpretations or other changes announced by the IASB and HKICPA subsequent to the date of issuance of the Group’s interim financial report. Therefore the policies that will be applied in the Group’s financial statements for the year ending 31 December 2010 cannot be determined with certainty at the date of issuance of the interim financial report.

3.	OPERATING SEGMENTS

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, the chief operating decision maker has determined that the Group has no operating segments as the Group is only engaged in mobile telecommunication and related business. No Group’s geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. For the purpose of preparing the financial report, Mainland China refers to the People’s Republic of China (“PRC”) excluding the Hong Kong Special Administrative Region of the PRC (“Hong Kong”), the Macau Special Administrative Region of the PRC and Taiwan. The Group’s assets located and operating revenues derived from activities outside the Mainland China are less than 5% of the Group’s assets and operating revenues, respectively.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

4.	OPERATING REVENUE (TURNOVER)

Turnover represents usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of PRC business tax. Business tax is charged at approximately 3% of the corresponding revenue generated from the services rendered in the Mainland China. No business tax is charged on the revenue generated from the Group’s mobile telecommunications and related services in Hong Kong.

Value-added services fees are mainly derived from voice value-added services, short message services (“SMS”) and non-SMS data services.

Other operating revenue mainly represents interconnection revenue.

5.	PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging:

	Six months ended 30 June
	2010	2009
	RMB million	RMB million

Impairment loss for doubtful accounts	2,193	2,475
Amortization of other intangible assets	34	23
Operating lease charges
– land and buildings	3,484	3,162
– leased lines	1,805	1,409
– others	1,191	1,258
Contributions to defined contribution retirement plans	1,096	945

6.	TAXATION

	Six months ended 30 June
	2010	2009
	RMB million	RMB million

Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the period	65	49
Provision for PRC enterprise income tax on the estimated taxable profits for the period	21,737	21,126

	21,802	21,175

Deferred tax
Origination and reversal of temporary differences	(3,049)	(2,787)

	18,753	18,388

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

6.	TAXATION (CONTINUED)

(i)	The provision for Hong Kong profits tax is calculated at 16.5% of the assessable profits for the six months ended 30 June 2010 (for the six months ended 30 June 2009: 16.5%).

(ii)	The provision for the PRC enterprise income tax is based on a statutory rate of 25% of the taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2010, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, for which the applicable preferential tax rate was 20% and 22% respectively for 2009 and 2010 and will be increased to 24% and 25% for the years ending 31 December 2011 and 2012 onwards, respectively. Deferred tax of the Group is recognized based on tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

7.	DIVIDENDS

(a)	Dividends attributable to the period

	Six months ended 30 June
	2010	2009
	RMB million	RMB million

Ordinary interim dividend declared after the balance sheet date of HK$1.417 (equivalent to approximately RMB1.236) (2009: HK$1.346 (equivalent to approximately RMB1.187)) per share	24,802	23,802

The ordinary interim dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1=RMB0.87239, being the rate announced by the State Administration of Foreign Exchange in the PRC on 30 June 2010. As the ordinary interim dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 30 June 2010.

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2010	2009
	RMB million	RMB million

Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$1.458 (equivalent to approximately RMB1.284) (2009: HK$1.404 (equivalent to approximately RMB1.238)) per share	25,651	24,823

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

8.	EARNINGS PER SHARE

(a)	Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2010 is based on the profit attributable to equity shareholders of the Company of RMB57,643,000,000 (for the six months ended 30 June 2009: RMB55,329,000,000) and the weighted average number of 20,061,638,515 shares (for the six months ended 30 June 2009: 20,055,637,809 shares) in issue during the six months ended 30 June 2010.

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2010 is based on the profit attributable to equity shareholders of the Company of RMB57,643,000,000 (for the six months ended 30 June 2009: RMB55,329,000,000), and the weighted average number of 20,316,932,802 shares (for the six months ended 30 June 2009: 20,306,110,649 shares), calculated as follows:

Weighted average number of shares (diluted)

	Six months ended 30 June
	2010	2009
	Number of shares	Number of shares

Weighted average number of shares	20,061,638,515	20,055,637,809
Effect of deemed issue of ordinary shares under the Company’s share option scheme for nil consideration	255,294,287	250,472,840

Weighted average number of shares (diluted)	20,316,932,802	20,306,110,649

9.	PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS

(a)	Acquisition of property, plant and equipment and construction in progress

During the six months ended 30 June 2010, the Group acquired items of property, plant and equipment and construction in progress with a cost of RMB61,021,000,000 (for the six months ended 30 June 2009: RMB62,047,000,000).

(b)	Disposal/write off of property, plant and equipment

Property, plant and equipment with a net book value of RMB442,000 were disposed during the six months ended 30 June 2010 (for the six months ended 30 June 2009: RMB10,000,000), resulting in a gain on disposal of RMB1,000,000 (for the six months ended 30 June 2009: loss on disposal of RMB70,000).

Property, plant and equipment with a net book value of RMB1,069,000,000 were written off during the six months ended 30 June 2010 (for the six months ended 30 June 2009: RMB665,000,000).

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

10.	ACCOUNTS RECEIVABLE

Ageing analysis of accounts receivable, net of impairment loss for doubtful accounts is as follows:

	As at 30 June 2010	As at 31 December 2009
	RMB million	RMB million

Due within 1 month	4,753	4,275
Due after 1 month but within 2 months	1,162	1,012
Due after 2 months but within 3 months	649	673
Due after 3 months	448	445

	7,012	6,405

Accounts receivable primarily comprise receivables from customers. Accounts receivable from customers are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

Accounts receivable are expected to be recovered within one year.

11.	OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS

Other receivables are expected to be recovered within one year, which primarily comprise interest receivable from banks, utilities deposits and rental deposits.

Prepayments and other current assets include primarily construction prepayment and rental prepayment.

12.	AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

13.	CASH AND CASH EQUIVALENTS

	As at 30 June 2010	As at 31 December 2009
	RMB million	RMB million

Deposits with banks within three months of original maturity	6,104	8,971
Cash at bank and in hand	93,731	69,923

	99,835	78,894

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

14.	ACCOUNTS PAYABLE

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The ageing analysis of accounts payable is as follows:

	As at 30 June 2010	As at 31 December 2009
	RMB million	RMB million

Due within 1 month or on demand	88,444	72,883
Due after 1 month but within 3 months	6,387	8,965
Due after 3 months but within 6 months	3,715	6,420
Due after 6 months but within 9 months	2,813	3,691
Due after 9 months but within 12 months	5,087	4,026

	106,446	95,985

15.	INTEREST-BEARING BORROWINGS

		As at 30 June 2010			As at 31 December 2009
		Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total

	Note	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Bonds	(i)	4,959	4,981	9,940	—	9,918	9,918
Deferred consideration payable	(ii)	—	23,633	23,633	—	23,633	23,633

		4,959	28,614	33,573	—	33,551	33,551

All of the above interest-bearing borrowings are unsecured, and the non-current portion is not expected to be settled within one year.

(i)	As at 30 June 2010, the bonds represent the balance of ten-year guaranteed bonds (“Ten-year Bonds”) and fifteen-year guaranteed bonds (“Fifteen-year Bonds”), with a principal amount of RMB5,000,000,000 and RMB5,000,000,000 respectively, at an issue price equal to the face value of the bonds.

The Ten-year Bonds bear interest at a floating rate, adjusted annually from the first day of each interest payable year and payable annually. The bonds, redeemable at 100% of the principal amount, will mature on 18 June 2011 and the interest will be accrued up to 17 June 2011.

The Fifteen-year Bonds bear interest at the rate of 4.5% per annum and payable annually. The bonds, redeemable at 100% of the principal amount, will mature on 28 October 2017 and the interest will be accrued up to 27 October 2017.

The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the bonds. China Mobile Communications Corporation (“CMCC”), the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

15.	INTEREST-BEARING BORROWINGS (CONTINUED)

(ii)	As at 30 June 2010, the deferred consideration payable represents the balance of the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004, respectively.

The deferred consideration payable is unsecured and bears interest at the rate of two-year US dollar LIBOR swap rate per annum (for the six months ended 30 June 2010: 3.238% to 3.331% per annum; for the six months ended 30 June 2009: 3.238% to 3.331% per annum). The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the repayment date without penalty. The balances in respect of the acquisitions of subsidiaries in 2002 and 2004 are due on 1 July 2017 and 2019, respectively.

16.	SHARE CAPITAL

Issued and fully paid:

	Number of shares	HK$ million	Equivalent
			RMB million

As at 1 January 2010	20,060,853,651	2,006	2,139
Shares issued under share option scheme	1,755,935	–	–

As at 30 June 2010	20,062,609,586	2,006	2,139

As at 30 June 2010, the outstanding options were as follows:

	Number of instruments	Vesting conditions	Contractual life of options

Options granted to directors

– on 3 July 2002	7,000	50% two years from the date of grant,	10 years
		50% five years from the date of grant

– on 28 October 2004	744,175	40% one year from the date of grant,	10 years
		30% two years from the date of grant,
		30% three years from the date of grant

– on 21 December 2004	475,000	40% one year from the date of grant,	10 years
		30% two years from the date of grant,
		30% three years from the date of grant

– on 8 November 2005	5,685,500	40% one year from the date of grant,	10 years
		30% two years from the date of grant,
		30% three years from the date of grant

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

16.	SHARE CAPITAL (CONTINUED)

As at 30 June 2010, the outstanding options were as follows (continued):

	Number of instruments	Vesting conditions	Contractual life of options

Options granted to other employees

– on 3 July 2002	32,121,579	50% two years from the date of grant,	10 years
		50% five years from the date of grant

– on 28 October 2004	119,297,579	40% one year from the date of grant,	10 years
		30% two years from the date of grant,
		30% three years from the date of grant

– on 8 November 2005	267,488,300	40% one year from the date of grant,	10 years
		30% two years from the date of grant,
		30% three years from the date of grant

Total share options	425,819,133

No share options were granted to the directors of the Company and employees of the Group or lapsed during the six months ended 30 June 2009 and 2010.

During the six months ended 30 June 2010, the employees of the Group exercised options to subscribe for 1,755,935 ordinary shares of the Company. The directors of the Company did not exercise any share options during the six months ended 30 June 2010.

Details of share options exercised during the period

grant date	Exercise price		Weighted average closing price per share of the share options exercised		Proceeds received		Number of shares involved in the options

3 July 2002	HK$	22.85	HK$	77.52	HK$	30,398,041	1,330,330

28 October 2004	HK$	22.75	HK$	77.33	HK$	8,158,719	358,625

8 November 2005	HK$	34.87	HK$	77.27	HK$	2,335,593	66,980

							1,755,935

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

17.	RELATED PARTY TRANSACTIONS

(a)	Transactions with CMCC group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group, (the “CMCC Group”), for the six months ended 30 June 2009 and 2010.

		Six months ended 30 June
		2010	2009
	Note	RMB million	RMB million

Property leasing and management services charges	(i)	439	563
Telecommunications services charges	(ii)	876	1,029
Interest paid/payable	(iii)	384	362
Interconnection revenue	(iv)	161	193
Interconnection charges	(iv)	215	215
Leased line charges	(iv)	29	10
Network capacity leasing charge paid/payable	(v)	282	53
Sales channel utilizing fee received/receivable	(vi)	12	—
Sales channel utilizing charge paid/payable	(vi)	331	—

Notes:

(i)	Property leasing and management services charges represent the rental and property management fees paid/payable to the CMCC Group in respect of business premises and offices, retail outlets and warehouses.
(ii)	Telecommunications services charges represent the amounts paid/payable to CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, and telecommunications line maintenance services.
(iii)	Interest paid/payable represents the interest paid/payable to China Mobile Hong Kong (BVI) Limited, the Company’s immediate holding company, in respect of the balance of purchase consideration for acquisitions of subsidiaries.
(iv)	The amounts represent settlement received/receivable from or paid/payable to China TieTong Telecommunications Corporation, a wholly-owned subsidiary of CMCC, in respect of interconnection settlement and lease line charges.
(v)	The amount represents leasing fees paid/payable to CMCC Group in respect of leasing of TD-SCDMA network capacity.
(vi)	The amounts represent the sales channel settlement received/receivable from or paid/payable to CMCC Group for utilizing the existing sales channels and resources, such as sales outlets, internet sales network, etc..

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

17.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with other state-controlled entities in the PRC

Apart from transactions with the CMCC Group (note 17(a)), the Group, a state-controlled enterprise, conducts certain business activities with enterprises directly or indirectly owned or controlled by the PRC government and governmental authorities and agencies (collectively referred to as “state-controlled entities”) in the ordinary course of business. These transactions primarily include providing telecommunication services, rendering and receiving services, sales and purchase of goods and deposits with financial institutions, are carried out at terms similar to those that would be entered into with non-state-controlled entities and have been reflected in the financial statements. These transactions are conducted and settled in accordance with rules and regulations stipulated by related authorities of the PRC Government.

Set out below are the principal transactions and balances with state-controlled telecommunications operators and state-controlled financial institutions in the PRC:

(i)	Principal transactions with state-controlled telecommunications operators in the PRC:

	Six months ended 30 June
	2010 RMB million	2009 RMB million

Interconnection revenue	8,131	7,010
Interconnection charges	9,681	9,307
Leased line charges	1,060	1,110

(ii)	Principal balances with state-controlled telecommunications operators in the PRC:

	As at 30 June 2010	As at 31 December 2009
	RMB million	RMB million

Accounts receivable and other receivables	788	580
Accounts payable and other payables	1,193	964

(iii)	Principal transactions with state-controlled financial institutions in the PRC:

	Six months ended 30 June
	2010	2009
	RMB million	RMB million

Interest income	2,610	3,115

(iv)	Principal balances with state-controlled financial institutions in the PRC:

	As at 30 June 2010 RMB million	As at 31 December 2009 RMB million

Deposits with banks	216,787	183,602
Cash and cash equivalents	94,755	72,085

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

18.	COMMITMENTS

(a)	Capital commitments

The Group had capital commitments as follows:

	As at 30 June 2010 RMB million	As at 31 December 2009 RMB million

Commitments in respect of land and buildings
– authorized and contracted for	4,352	5,160
– authorized but not contracted for	12,519	20,494

	16,871	25,654

Commitments in respect of telecommunications equipment
– authorized and contracted for	15,033	15,663
– authorized but not contracted for	51,687	61,919

	66,720	77,582

Total commitments
– authorized and contracted for	19,385	20,823
– authorized but not contracted for	64,206	82,413

	83,591	103,236

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	Land and buildings RMB million	Leased lines RMB million	Others RMB million	Total RMB million

As at 30 June 2010
Within one year	4,457	1,021	609	6,087
After one year but within five years	8,744	995	823	10,562
After five years	2,917	168	199	3,284

	16,118	2,184	1,631	19,933

As at 31 December 2009
Within one year	4,459	1,069	554	6,082
After one year but within five years	8,809	1,429	541	10,779
After five years	3,161	308	141	3,610

	16,429	2,806	1,236	20,471

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

19.	POST BALANCE SHEET EVENT AND OTHER EVENT

(a)	Post balance sheet event

After the balance sheet date the directors declared an ordinary interim dividend. Further details are disclosed in note 7(a).

(b)	Other event

A wholly-owned subsidiary of the Company, China Mobile Group Guangdong Co., Ltd., entered into a share subscription agreement (“the Agreement”) with Shanghai Pudong Development Bank Co., Ltd. on 10 March 2010. The information of the Agreement has been disclosed in the note 41, non-adjusting post balance sheet events, in the Group’s financial statements for the year ended 31 December 2009. The transaction has not been completed by 30 June 2010.

20.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDING 31 DECEMBER 2010

Up to the date of issue of the Group’s interim financial report, the IASB/HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the accounting period ending 31 December 2010 and which have not been adopted in the interim financial report.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after

Improvements to IFRSs/HKFRSs (2010)	1 January 2011

IAS/HKAS 24 (revised), Related Party Disclosures	1 January 2011

IFRS/HKFRS 9, Financial Instruments	1 January 2013

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group’s results of operations and financial position.

DISCUSSION OF SELECTED ITEMS IN THE INTERIM RESULTS

1.	Capital expenditure

In the first half of 2010, the Group continued to pursue investment principle of “Scientific planning, Strict Management, Living within our means and Farsighted investment”, focused on strengthening project management and optimized resource allocation to effectively support stable growth in our customers and voice usage volume. The Group’s capital expenditure for the first half of 2010 was RMB61,504 million, representing 26.8% of operating revenue, which was mainly used for the construction of 2G/3G network, transmission facilities, business support system and infrastructure buildings and for the development of new technologies and new businesses. The capital expenditure was primarily financed by cash flow generated from operations. To ensure the investment effectiveness, the Group adopted a 2G/3G network integration strategy. During the first half of 2010, over 70% of the capital investment were compatible to 3G. The Group is committed to further strengthening network advantages, maintaining network quality, continuously pursuing rational investment and evaluating the cost- effectiveness of capital investment, with an aim to achieve low-cost, high-efficiency operation and to ensure favorable investment returns.

2.	Operating expense

In the first half of 2010, while facing various challenges, such as the increasing mobile telecommunications penetration rate and changing competitive landscape, the Group grasped the opportunities brought about by the continuous recovery of the macro economy and adhered to the cost-effective resource allocation principle of forward planning, effective resource allocation, rational investment and refined management, further increased investments in sales promotion, customer service, channel construction and network optimization in order to support our stable business development, as well as to consolidate our global leadership position in respect of network, business and services. The Group’s operating expenses for the first half of 2010 totaled RMB156,421 million, representing an increase of 9.5% over the same period of last year and accounting for 68.1% of operating revenue. With the continued growth of the business, the Company’s advantages of economies of scale continued to be realized. This was reflected through the decline of average operating expenses per user per month and average operating expenses per minute of usage by 3.1% and 8.7%, respectively, despite the fact that there was an increase of 7.9%, 12.4% and 20.0% in operating revenue, number of customers and voice usage volume, respectively, over the same period of last year.

DISCUSSION OF SELECTED ITEMS IN THE INTERIM RESULTS (CONTINUED)

3.	Strong cash flow and sound capital structure

The stable growth in business and revenue, refined cost control measures, highly-efficient capital expenditure management, and the continuous effect of economies of scale continue to generate strong cash flow for the Group. Free cash flow (net cash generated from operating activities after deduction of capital expenditure incurred) of the Group was RMB65,084 million for the six months ended 30 June 2010. As of 30 June 2010, the Group’s total cash and bank balances were RMB317,424 million, of which 98.7%, 0.2% and 1.1% were denominated in RMB, U.S. dollar and Hong Kong dollar, respectively.

As of 30 June 2010, the Group’s debt to capitalization ratio (with capitalization representing the sum of total debt and total shareholders’ equity value) was approximately 6.1%. At the end of June 2010, the short-term and long-term borrowings of the Group totaled RMB34,771 million. The financial position of the Group continued to remain at a sound level. Of the total borrowings, 32.0% was in RMB (consisting principally of RMB bonds), and 68.0% was in U.S. dollar (consisting principally of the balances of the deferred consideration for the acquisitions of the eight and ten provincial telecommunications operators). Approximately 82.4% of the Group’s borrowings were made at floating interest rates. The effective average interest rate of borrowings of the Group was approximately 3.68% in the first half of 2010, whereas the interest coverage multiple (ratio of profit before interest and tax to interest expenses) amounted to 120 times.

The Group will continue to pursue prudent financial principle, adhere to efficient financial risk management, strive to maintain a robust cash generating capability, adopt wise resource allocation, maintain a sound debt profit and level, as well as reinforce and develop favorable economic benefits, with a view to generating returns for its shareholders continuously.

4.	Personnel expense

The Group continued to strengthen its highly-efficient personnel management and incentive mechanism, adhere to the people-oriented principle and continuously enhance its human resource management. The Group has implemented a comprehensive budget management system and performance-based evaluation system, which helped to maintain its competitive advantage in terms of human resources while effectively controlling personnel expense. Personnel expense for the first half of 2010 was RMB11,128 million, representing 4.8% of the operating revenue, which remained the same compared to the same period of last year. The Group had a total of 153,098 employees as of 30 June 2010.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2010, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the review of the unaudited interim report for the six months ended 30 June 2010.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

Throughout the six months ended 30 June 2010, the roles of the Chairman and the Chief Executive Officer were performed by Mr. Wang Jianzhou. Mr. Wang Jianzhou joined the Board of Directors of the Company in November 2004 and had been the Chairman and the Chief Executive Officer of the Company since his appointment to the Board. Mr. Wang was in charge of the overall management of the Company.

With effect from 19 August 2010, Mr. Wang Jianzhou, Executive Director, Chairman and Chief Executive Officer of the Company has ceased to be the Chief Executive Officer and remains as Executive Director and Chairman of the Company. Mr. Li Yue, Executive Director and Vice President of the Company, has been re-designated as Executive Director and Chief Executive Officer of the Company. The Company has complied with all the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules, as amended. All directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the period from 1 January 2010 to 30 June 2010.

CLOSURE OF REGISTER OF MEMBERS

The Board declared an interim dividend for the six months ended 30 June 2010 of HK$1.417 per share (before withholding and payment of PRC enterprise income tax) (the “2010 Interim Dividend”) to the shareholders of the Company.

The register of members of the Company will be closed from Monday, 13 September 2010 to Wednesday, 15 September 2010 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2010 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 10 September 2010. The 2010 Interim Dividend will be paid on or about Thursday, 30 September 2010 to those shareholders on the register of members on Wednesday, 15 September 2010 (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON- RESIDENT ENTERPRISES IN RESPECT OF 2010 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10% enterprise income tax when it distributes the 2010 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2010 Interim Dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2010 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the People’s Republic of China (the “PRC”) or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend that it is entitled at or before 4:30 p.m. on Friday, 10 September 2010.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

The 2010 Interim Report will be despatched to shareholders as well as made available on the HKExnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http://www.chinamobileltd.com.

The 2010 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2010 but is extracted from the financial statements for the six months ended 30 June 2010 to be included in the 2010 Interim Report.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non- executive directors and Mr. Nicholas Jonathan Read as a non-executive director.

Exhibit 3.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

CLOSURE OF REGISTER OF MEMBERS

AND

ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND

PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT

ENTERPRISES IN RESPECT OF 2010 INTERIM DIVIDEND

Reference is made to the 2010 interim results announcement of China Mobile Limited (the “Company”) published on 19 August 2010. The board of directors of the Company (the “Board”) declared an interim dividend for the six months ended 30 June 2010 of HK$1.417 per share (before withholding and payment of PRC enterprise income tax) (the “2010 Interim Dividend”) to the shareholders of the Company.

Notice is hereby given that the register of members of the Company will be closed from Monday, 13 September 2010 to Wednesday, 15 September 2010 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2010 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 10 September 2010. The 2010 Interim Dividend will be paid on or about Thursday, 30 September 2010 to those shareholders on the register of members on Wednesday, 15 September 2010 (the “Record Date”). This announcement constitutes a notice pursuant to section 99 of the Companies Ordinance (Chapter 32 of Laws of Hong Kong).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10% enterprise income tax when it distributes the 2010 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2010 Interim Dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2010 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

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If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend that it is entitled at or before 4:30 p.m. on Friday, 10 September 2010.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board
China Mobile Limited Wong Wai Lan, Grace
Company Secretary

Hong Kong, 20 August 2010

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Nicholas Jonathan Read as a non-executive director.

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